                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of August, 2001


              INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
             -------------------------------------------------------
                 (Translation of registrant's name into English)


            Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
            ---------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F
                         --------              --------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes                        No     X
                         -------                    --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 ______________________________________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    INVESTORLINKS.COM INC. (formerly
                                    Opus Minerals Inc.)


Date:      , 2001
     -----------
                                 By: /s/ Sandra J. Hall
                                     --------------------------------------
                                     Sandra J. Hall, Director and Secretary
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                                     [LOGO]

                                  NEWS RELEASE
                                 -------------

         INVESTORLINKS.COM INC. ENTERS INTO LETTER OF INTENT TO ACQUIRE
                              API ELECTRONICS INC.

Toronto, Ontario - August 1, 2001 - InvestorLinks.com Inc. ("Investorlinks" or the "Company") (OTC BB: IVLKF, CDNX: YIK) announces that it has agreed in principal to acquire API Electronics, Inc., of Hauppauge, New York ("API") as a wholly-owned subsidiary of Investorlinks (the "API Acquisition"). API is a manufacturer and supplier of high-reliability semiconductors and microelectronic circuits for military, aerospace, and commercial applications. A Special Meeting of the Shareholders of Investorlinks is scheduled for August 30, 2001 in Toronto (the "Shareholders Meeting") to among other matters consider and, if thought appropriate, to pass resolutions approving, the API Acquisition and re-organization of Investorlinks.

Investorlinks is proposing to purchase all of the issued and outstanding Common Shares of API for a purchase price of CDN $3,900,000 to be satisfied by the issuance of 6,500,000 post-consolidation Units in Investorlinks at US$0.40 per Unit to the API shareholders. Each Unit to consist of one Common Share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US$0.45 per share for a period of eighteen months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US$0.75 for a period of two years from the date of issue. It is further proposed to re-organize Investorlinks in part by consolidating its issued and outstanding shares on the basis of 1 new share for each 3 existing shares and changing the name of Investorlinks to more accurately reflect its new business focus. Upon the completion of the re-organization and API Acquisition, there will be approximately CDN$2.0 million in cash and 10,893,007 Investorlinks common shares outstanding, 59.67% of which will be held by former API shareholders and 40.33% of which will be held by the current Investorlinks shareholders.

Established in 1981 as a New York state corporation, API has maintained a significant presence in the semiconductor industry for the past 20 years. API currently occupies a 15,000-sq-ft manufacturing facility in Hauppauge, New York, which it owns. All aspects of API's semiconductor manufacturing process are completed on site at this location.

In continuous operation for the past 20 years, API restructured its management team in 1992 and has achieved above average growth rate through developing innovations for discontinued technologies and acquiring companies that supply niche products to the industry. API has dealt with a number of electronics manufacturers and electronic systems designers and has met their need for relatively small runs of high-quality parts with closely defined functional capabilities. API's operations and facilities are designed specifically to fill this role.

Investorlinks.com Inc. owns and operates the Internet investment site www.investorlinks.com. In a press release dated March 9, 2001 Investorlinks announced that due to the Internet financial arena not emerging as anticipated, Investorlinks had amended its business plan to reduce operations. Management of Investorlinks feels that the proposed API Acquisition is in the best interest of the Investorlinks shareholders.

CDNX neither approved nor disapproved of the API Acquisition and such there is no representation that a market for Investorlinks shares will continue on CDNX.

There are currently 13,179,020 common shares of InvestorLinks issued and outstanding.


FOR FURTHER INFORMATION:
Phone:  1-888-603-1479
www.investorlinks.com
info@investorlinks.com
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This release may contain forward-looking statements, within the meaning of the
"safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


 Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6  Telephone: (416)
                      864-9795  Facsimile: (416) 861-9623